March 31, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-0305
Attention:  Mr. David Humphrey

RE: Carnival Corporation & plc (the "Company" or the "Carnival Group") Form 10-K for the Year Ended November 30, 2005
      File 001-09610

Dear Mr. Humphrey:

      The staff of the Securities and Exchange Commission reviewed the Company's Form 10-K for the year ended November 30, 2005 and transmitted their comments in your letter dated February 23, 2006 (the "Comment Letter"). In connection therewith, we are providing our responses to the staff's comments on behalf of the Company as follows. For ease of reference, we have copied each of your inquiries and followed each inquiry with the Company's response.

Form 10-K for the Fiscal Year Ended November 30, 2005
Item 8-Financial Statements and Supplementary Data
Note 2-Summary of Significant Accounting Policies

Property and Equipment, page F-6

1. Due to the materiality of dry-docking costs as well as the fact that cost capitalization policies appear to vary within your industry, please tell us and revise the critical accounting estimates section of MD&A, in future filings, to disclose the nature and types of costs you capitalize as part of your dry-docking costs.

RESPONSE: Dry-dock costs primarily represent planned major maintenance activities where the ship is taken out of service for about two weeks or more. Deferred dry-dock costs are typically comprised of the following:

      o     Dry-docking and wharfage services provided by the dry-dock facility.

      o External hull cleaning and painting below the waterline, including blasting and coating.

      o Below the waterline work, such as overhauling the propellers, shafts, stabilizers and thrusters, including replacement of seals.

      o Cleaning and coating of holding tanks, such as the ballast and gray water tanks.

      o Major planned maintenance activities for engine and propulsion systems, boilers, generators, refrigeration and air conditioning systems, heat recovery systems, electrical systems, technical piping systems and other equipment and systems.

      o     Outside contracted services, including travel and food costs.

      o Freight costs incurred to transport materials and parts to the dry-dock facility.


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      o     Crew payroll and food costs incurred during the dry-dock and the repositioning voyages to and from the dry-dock facility. The crew is primarily comprised of those officers and crew that are necessary to operate the ship and those involved with the work performed at the dry-dock. These costs are typically about $250,000 per dry-dock.

      o Fuel costs incurred during the dry-dock and the repositioning voyages to and from the dry-dock facility. Fuel costs are typically about $150,000 per dry-dock.

      Over the last three years, we have averaged approximately $110 million in annual dry-dock cost expenditures, or approximately 2% of our 2005 cruise operating expenses. Based on the amount of our annual dry-dock costs, the short period over which these costs are being amortized to expense, and the type and amount of estimates that we have to make to determine our deferred dry-dock costs, we do not believe that our dry-dock accounting estimates should be categorized as a "critical accounting estimate." Dry-dock accounting assumptions and estimates do not typically involve a high degree of uncertainty and different management estimates are not expected to have a material impact on the Company's results of operations and financial position. However, we do plan on providing additional disclosures in our future annual financial statement footnotes of the nature and types of dry-dock costs that are incurred.

Note 2 - Debt, page F-13

      2. With respect to the Zero-Coupon Notes, you disclose that noteholders have the right to require you to reimburse them on October 24, 2006 at their accreted values. In this regard, it is unclear whether you would account for the cumulative accretion of original issue discount at the date of repurchase in your statement of cash flows as an operating activity pursuant to paragraph 23(d) of SFAS 95. Please advise us supplementary.

RESPONSE: If we elect to pay the noteholders in cash, we would account for the cumulative accretion of original issue discount as an operating activity in our statement of cash flow pursuant to paragraph 23(d) of SFAS No. 95.

Management's Discussion and Analysis
Outlook for Fiscal 2006, page F-32

      3. Supplementally provide us with additional information regarding the circumstances surrounding your decision to increase the period of amortization for your deferred dry-dock costs. In your response, include a timeline with respect to the regulatory changes and technological enhancements you disclosed on page F-32. Also, include a discussion of how you determined that your change in amortization period constitutes a change in estimate and not the correction of an error. See SFAS 154 for guidance.

RESPONSE: As more fully discussed below, the period of benefit that we receive from our dry-dock work is lengthening as we have been able to extend the period between dry-docks within the parameters of existing regulations. This is based primarily on changes over time in the regulatory environment and the continuing improvement and technological enhancements to our ships. Accordingly, we believe that it was appropriate to extend our estimated period of benefit for dry-dock amortization from generally over one or two years to the estimated period between the end of the dry-dock/wet-dock and the estimated date of the next dry-dock/wet-dock, which is typically two to three years,


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commencing December 1, 2005. We believe we will obtain a better matching of costs with the period of benefit as a result of this change. We believe this is a change in the estimated useful life of the dry-dock benefit, which in accordance with SFAS No. 154 "Accounting Changes and Error Corrections" should be recognized on a prospective basis. As noted in SFAS No. 154, changes of this type often are related to the continuing process of obtaining additional information and revising estimates and, therefore, are considered changes in estimates for purposes of this opinion.

      Below we have summarized the relevant background information and other facts that were considered by management in reaching their conclusion to change the estimated dry-dock amortization period to the period referred to above.

      o Our ships' "flag" states (i.e.: Bahamas, Italy, Netherlands, Panama, and UK) regulations, as enforced by the relevant classification societies, such as RINA and Lloyds, effectively set the time limits for the performance of dry-docks, which ensure various shipboard inspections are carried out at prescribed intervals, and corrective work is performed. Our various brands' ships are flagged in different countries, and thus are effectively subject to different regulatory time periods for dry-docks. In addition, since we operate our brands decentrally, the operating managements have chosen different time frames between dry-docks, as permitted within the various regulations.

      o For your information, a wet-dock is generally defined as a multiple-day out of service period (five days or more), where a significant amount of major overhaul work is performed vs. a dry-dock, which also involves a significant amount of major overhaul work, but is normally a slightly longer period than a wet-dock, and the ship is taken out of the water.

      o The Carnival Group has grown through acquisitions of other cruise lines over the years. Up through the late 1990's, Carnival Cruise Lines ("CCL") and Holland America Line ("HAL") constituted the vast majority of the Carnival Group. In 2000, we acquired the remaining 50% of Costa Cruises ("Costa"), which we did not already own. Costa's ships are flagged under the Italian flag. One of the major reasons we had decided to amortize our deferred dry-dock costs over a one-year period for CCL and HAL was because CCL was utilizing a one year dry-dock, next year wet-dock cycle. HAL also had this dry-dock/wet-dock ("DD/WD") pattern. CCL stopped this alternating DD/WD cycle (last wet-dock CCL had was in late January 2001), while HAL stopped doing this wet-dock/dry-dock in alternate years at different times depending on the ship (i.e.: Statendam - 5/04, Maasdam - 1/05, Rotterdam - 12/05). Costa was on a two year dry-dock schedule when it was acquired and deferred costs were amortized over two years. Hence our policy was to amortize such costs generally over a one to two year period.

      o In 2003 Carnival Corporation entered into a dual listed company transaction with P&O Princess (later renamed Carnival plc), which added a number of


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            new cruise brands to the Carnival Group, and also added new flag states' rules, which applied to some of the P&O Princess brands. In late 2003, new UK rules were tentatively enacted that stated that if a cruise ship was less than 15 years of age, it only had to go into dry-dock once every five years. Of our 80 ships currently in operation, 62 ships are less than 15 years old and 18 ships, which only represent 14% of our passenger capacity, are over 15 years of age. These new UK rules are currently being tested on a case-by-case trial basis. The final decision on whether these new, once every five year dry-dock, rules will continue in effect will not be made by the UK for another two years. The reason that the UK is waiting to make its final decision is that no ships have completed the five year cycle. In between this five year period, an underwater inspection is required. In addition, to extend to a five year dry-dock cycle certain relatively minor modifications have to be made to some of the ships' underwater equipment. The UK rules currently apply to Cunard Line, P&O Cruises, Ocean Village, two P&O Cruises Australia ships and Princess Cruises. Late in 2004, the Bahamas brought its requirements basically in line with the UK's, as noted above. It should be noted that even though a ship may only be taken out of the water once every five years, it is our policy to consider the wet-dock the same as a dry-dock and, therefore, the period of benefit will be less than five years, as a wet-dock is typically performed at two and a half to three years, of the five year cycle. The costs of the actual dry-dock services (i.e.: costs to take the ship out of the water) will be amortized over the period between dockings, either wet or dry.

      o There is another set of rules for ships 15 years and older, or for ships regardless of age regulated by flag states who have not adopted the new five year rules noted above. Most of these ships' flag states have adopted rules prior to 1998 that allow a dry-dock to be performed twice in every five year period, however, no more than thirty-six months apart. This rule is allowed if underwater inspections are used instead of a dry-dock inspection to meet the International Convention for Safety of Life at Sea passenger vessel requirement for an annual bottom survey. This option is discretionary on the part of the flag state, and will only be approved if certain conditions are met to the satisfaction of the classification society. Panama requires that after a ship is over 15 years old, a dry-dock has to be performed every two years.

      o Recently, with the changing rules noted above, our major brands have initiated efforts to extend the period between dry-docks. During the 2005 fourth quarter, CCL approached the Bahamas and Panama, its two flag states, and obtained permission to extend the period of dry-docks to once every three years, irrespective to the age of the ship, including new ships.

      o Enhancements have been made to our ships, which have allowed for the lengthening of time between dry-docks. These enhancements have not occurred all at one time, but are the result of continuing efforts to improve these products' performance. The two most important enhancements


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            impacting our dry-docking have been improvements made to
            anti-fouling bottom paints, which over time have become more and more resistant to vegetation growth on our ships' hulls, and improved seals between oil to sea interfaces, which has enabled us to lengthen dry-dock periods, without the attendant environmental risks that existed in the past.

      For comparative purposes, if we had been using a period of amortization of between dry-docks/wet-docks, generally two to three years, our 2003, 2004 and 2005 net income would have increased by approximately $3.9 million, $7.2 million and $26.3 million or 0.3%, 0.4% and 1.2%, respectively.

Table of Contractual Obligations, page F-42

      4. Please expand your disclosure regarding interest payments on variable rate debt, either in the table or the accompanying footnotes. See Section IV.A (and related footnote 46) of FR-72 for guidance.

RESPONSE: We have expanded our disclosure to include interest payments on our variable rate debt in our contractual cash obligation disclosure included in our Form 10-Q for the first quarter of 2006. As of November 30, 2005, we had contractual cash interest payments on our variable-rate debt, including the impact of interest rate swaps, using the forward interest rate curve for the terms of the loans as follows (in millions): $86, $73, $37, $29, $21 and $37 in fiscal 2006 through 2010 and thereafter, respectively.

      5. Since you have included amounts related to your Zero-Coupon Notes, 2% Notes, and 1.75% Notes based on the date of the noteholders' next put option, consider the need to add disclosure of the potential timing and amounts due pursuant to these obligations under different circumstances, such as subsequent put option dates.

RESPONSE: We will provide additional disclosure in the footnotes to the "Table of Contractual Cash Obligations" in our future Form 10-Ks, which will describe some of the changes to our contractual cash obligations that would result under different circumstances, such as no cash payment being required if we elect to satisfy these obligations through the issuance of our common stock, and subsequent put option dates.

Market Price for Common Stock and Ordinary Shares, page F-46

      6. As disclosed in Note 3 to your financial statements, we note the current equalization ratio is 1 to 1, thereby ensuring equal dividends and distributions. In light of this equality, however, it is unclear why the common stock of Carnival Corporation and the ADSs of Carnival plc trade at different prices. Please explain supplementally, and consider the need for additional disclosure in future filings.

RESPONSE: Our understanding is that the difference in market prices is primarily due to the fact that an ordinary share of Carnival plc is not exchangeable into a share of Carnival Corporation common stock. Accordingly, they are not exactly the same security, although they do have the same economic value in the underlying Carnival Corporation & plc business. In theory, the shares of Carnival Corporation and Carnival plc, including Carnival plc ADSs, represent the same economic interest in the same consolidated company, that is Carnival Corporation & plc and, therefore, should have the same value.


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      The Carnival plc ADSs represent an interest in Carnival plc ordinary shares, which trade on the London Stock Exchange. The market price of a Carnival plc ordinary share can be influenced by factors that are different from those impacting a share of Carnival Corporation common stock. For example, these factors might include, among others, differences in (1) the comparative peer group of leisure companies within the U.S. and the UK markets, (2) the group of investment analysts who evaluate and make purchase/sell recommendations, (3) the U.S. dollar versus the sterling exchange rate, (4) the investment limitations on ownership imposed by regulatory or other requirements, (5) the relative liquidity in the market, (6) the income tax regimes, and (7) other supply and demand characteristics. It should be noted that it is common for other dual listed company securities to trade at different prices.

      We will include a statement in future Form 10-Ks that the Carnival Corporation common stock and Carnival plc ordinary shares and ADSs are not exchangeable securities and therefore have, and may have in the future, different market prices even though they have the same economic value.

                 ***********************************************

      As requested in the Comment Letter, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding the Company's responses, please contact either me at (305) 406-4808 or Larry Freedman, Vice President Finance and Controller at (305) 406-5755.

Respectfully submitted,

/s/ Gerald R. Cahill
--------------------
Gerald R. Cahill
Executive Vice President and Chief Financial and Accounting Officer

cc: Micky Arison


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